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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        The Associated Group, Inc.
                             (Name of Issuer)

              Class A Common Stock, par value $.10 per share
              Class B Common Stock, par value $.10 per share
                      (Title of Class of Securities)

                           045651 10 6 (Class A)
                           045651 20 5 (Class B)
                              (CUSIP Number)

                             Scott W. Stevens
                         The Louis Berkman Company
                         330 North Seventh Street
                               P. O. Box 576
                         Steubenville, Ohio  43952
                              (614) 283-3722
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                See Item 3
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


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                               SCHEDULE 13D

CUSIP Nos.     045651 10 6 (Class A)
               045651 20 5 (Class B)

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Louis Berkman Company
     E.I.N. Number:  34-0095910

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

7.   SOLE VOTING POWER (See Item 5)

     750,000 (Class A)
     700,000 (Class B)

8.   SHARED VOTING POWER (See Item 5)

     0

9.   SOLE DISPOSITIVE POWER (See Item 5)

     750,000 (Class A)
     700,000 (Class B)

10.  SHARED DISPOSITIVE POWER (See Item 5)

     0

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CUSIP Nos.     045651 10 6 (Class A)
               045651 20 5 (Class B)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (See Item 5)

     750,000 (Class A)
     700,000 (Class B)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     8.0% (Class A)
     7.5% (Class B)

14.  TYPE OF REPORTING PERSON

     CO

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                               SCHEDULE 13D

CUSIP Nos.     045651 10 6 (Class A)
               045651 20 5 (Class B)

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Louis Berkman
     S.S. Number:  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7.   SOLE VOTING POWER (See Item 5)

     0

8.   SHARED VOTING POWER (See Item 5)

     750,000 (Class A)
     750,000 (Class B)

9.   SOLE DISPOSITIVE POWER (See Item 5)

     0

10.  SHARED DISPOSITIVE POWER (See Item 5)

     750,000 (Class A)
     750,000 (Class B)

CUSIP Nos.     045651 10 6 (Class A)
               045651 20 5 (Class B)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (See Item 5)

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     750,000 (Class A)
     750,000 (Class B)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     8.0% (Class A)
     8.0% (Class B)

14.  TYPE OF REPORTING PERSON

     IN


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Item 1.   Security and Issuer.

     The title of the classes of equity securities to which this Statement relates are the Class A Common Stock, par value $.10 per share (the "Class A Stock"), and the Class B Common Stock, par value $.10 per share (the "Class B Stock" and together with the Class A Stock, the "Common Stock") of The Associated Group, Inc., a Delaware corporation (the "Issuer"), 200 Gateway Towers, Pittsburgh, Pennsylvania 15222. Each holder of Class A Stock is entitled to one vote for each share thereof held by such holder and each holder of Class B Stock is entitled to 1/25 of a vote for each share thereof held by such holder.
Item 2.   Identity and Background
     (a) - (f) This statement is being filed by Louis Berkman, 433 Braebarton Boulevard, Steubenville, Ohio 43952 and The Louis Berkman Company (an Ohio corporation controlled by Louis Berkman)
P. O. Box 820, Steubenville, Ohio 43952. Mr. Berkman and The Louis Berkman Company are hereinafter collectively referred to as the "Reporting Persons". The principal business of The Louis Berkman Company is the manufacture and sale of steel products,


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fabricated metal products, building and industrial supplies.  The principal business address of Louis Berkman is:
          Mr. Louis Berkman, President
          The Louis Berkman Company
          P.O. Box 820
          Steubenville, OH 43952

     The names, addresses, principal occupations of the directors and executive officers of The Louis Berkman Company are set forth in Appendix A attached hereto. Such information is incorporated herein by reference. All directors and executive officers of The Louis Berkman Company are citizens of the United States.
     During the last five years, neither of the Reporting Persons nor any of the directors and executive officers of The Louis Berkman Company have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


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Item 3.   Source and Amount of Funds or Other Consideration.
     On December 15, 1994 (the "Distribution Date"), The Louis Berkman Company acquired beneficial ownership of 800,000 shares of each class of the Issuer's Common Stock through a pro rata dividend distribution (the "Distribution") to holders of common stock of Associated Communications Corporation, a Delaware corporation ("ACC"), as of the close of business on December 15, 1994, the record date for the Distribution (the "Record Date"). Pursuant to the Distribution, each holder of shares of ACC common stock received 1/4 share of each class of Issuer's Common Stock for each share of ACC common stock held by such holder on the Record Date.
Item 4.   Purpose of the Transaction.
     The Reporting Persons originally acquired their ACC Common
Stock for the purpose of investment.  In May, 1997, The Louis
Berkman Company donated 50,000 shares of Class B Common Stock to
The Louis and Sandra Berkman Foundation, a private foundation of which Mr. Berkman is a trustee.
     With respect to the Issuer and except as set forth in this Statement, The Louis Berkman Company currently has no plans or proposals which would relate to or which would result in any of the matters described in subparagraphs (a) - (j) of Item 4 of
Schedule 13D.
Item 5.   Interest in Securities of the Issuer.
     (a)  The Issuer had a total of 9,382,962 shares of Class A
Stock and 9,398,410 shares of Class B Stock outstanding on May
12, 1997, as disclosed by the Issuer in its quarterly report on Form 10-Q for the period ended March 31, 1997.
     Based on the foregoing, as of the date of this Report, the Reporting Persons beneficially own an aggregate of 750,000 shares of Class A Stock (which constitutes an aggregate of 8% of the Company's outstanding Class A Stock) and 700,000 shares of Class
B Stock, which constitutes an aggregate of 7.5% of the outstanding Class B Stock). Mr. Berkman disclaims beneficial ownership of the 50,000 shares of Class B Stock donated to and now held by The Louis and Sandra Berkman Foundation of which Mr. Berkman is a trustee. Other than Mr. Berkman, none of the executive officers or directors of The Louis Berkman Company beneficially own any shares of Common Stock. The Louis Berkman Company has sole power to vote or to direct the vote, and to dispose or to direct the disposition, of all of the shares of Common Stock which it owns directly. Because of his control of The Louis Berkman Company, Mr. Berkman may be deemed to share voting and dispositive powers over the shares of Common Stock


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held by The Louis Berkman Company.  Mr. Berkman shares voting and dispositive powers over the 50,000 shares of Class B Stock held by The Louis and Sandra Berkman Foundation.
     (c) Except as described in Item 4, neither the Reporting Persons or the persons listed in Appendix A have engaged in any transaction in the shares of Common Stock during the sixty- day period immediately preceding the date hereof.
     (d)  Not applicable.
     (e)  Not applicable.
Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
     Not applicable.
Item 7.   Material to be filed as Exhibits.
     Not applicable.


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                                 SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 30, 1997

                              THE LOUIS BERKMAN COMPANY


                              By s/Louis Berkman
                                   Louis Berkman
                                   President and Chief
                                    Executive Officer


                              By s/Louis Berkman
                                   Louis Berkman




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
                                         APPENDIX A



Name and Business Address     Residence Address             Office         Present Principal Occupation

Louis Berkman                 433 Braebarton Blvd.     Chairman, Director  Chairman of the Board of
P. O. Box 820                 Steubenville, OH  43952                           Directors of Ampco-Pittsburgh
Steubenville, OH  43952                                                         Corporation, 600 Grant Street,
                                                                                Suite 4600, Pittsburgh, PA  15219
                                                                                (manufacturing of engineered
                                                                                products) & President of The
                                                                                Louis Berkman Company

Robert A. Paul                1236 Squirrel Hill Avenue Director & Executive    Director & President of
600 Grant St., Suite 4600     Pittsburgh, PA  15217     Vice President of The   Ampco-Pittsburgh Corporation
Pittsburgh, PA  15219                                   Louis Berkman Company

Linda L. Pirkle               112 Sky View Drive       Director & Assistant     Same as Office
P. O. Box 820                 Wintersville, OH  43952  Secretary of the Louis
Steubenville, OH  43952                                Berkman Company

John Koren                    R. D. #2                 Secretary & Controller   Same as Office
P. O. Box 820                 Rayland, OH  43943       of The Louis Berkman
Steubenville, OH  43952                                Company

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